SECURITIE [barcode] SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERITAS INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~THE AMERITAS BUILDING~~ 5900 O STREET, 4TH FLOOR
(No. and Street)

LINCOLN, (City) NEBRASKA (State) 68510-2234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT GANSHORN (402) 467-7718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

1248 O STREET, SUITE 1040 (Address) LINCOLN, (City) NE (State) 68508-1469 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, WILLIAM R. GIOVANNI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERITAS INVESTMENT CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the following financial statements of Ameritas Investment Corp. (the Company) (a wholly owned subsidiary of AMAL Corporation) for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Ameritas Investment Corp. as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant To Rule 15c3-1 Under the Securities Exchange Act of 1934	11

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

Lincoln, Nebraska
February 18, 2002

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2001	2000
INCOME:		
Commissions-affiliates	$ 27,584,436	$ 34,543,614
Commissions	21,060,288	20,248,841
Underwriting income	5,392,825	3,045,850
Advisory fees	537,172	458,743
Service fees-affiliates	6,003,757	6,429,177
Investment income	409,115	537,302
Other income	250,859	254,882
	61,238,452	65,518,409
EXPENSES:		
Commissions-affiliates	26,477,562	33,367,225
Commissions	17,919,128	17,461,146
Clearing fees	1,087,552	1,080,906
Salary and salary related	4,205,304	3,342,400
Subadvisory fees-affiliates	270,512	242,061
Subadvisory fees	2,858,507	3,632,940
Communications	423,953	375,240
Occupancy and equipment rental	603,313	654,877
Service fees-affiliates	2,722,945	858,840
Training and registration	450,896	438,507
Travel and promotion	495,430	398,499
Other expenses	733,786	1,309,463
	58,248,888	63,162,104
Income before income taxes	2,989,564	2,356,305
Income taxes - current	1,132,843	775,971
Income taxes - deferred	(54,013)	31,456
	1,078,830	807,427
Net income	$ 1,910,734	$ 1,548,878

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, January 1, 2000	209,900	$ 20,990	$ 4,279,010	$ 1,731,449	$ 6,031,449
Dividends paid to parent AMAL Corporation, December 29, 2000	-	-	-	(900,000)	(900,000)
Net income		-	-	1,548,878	1,548,878
BALANCE, December 31, 2000	209,900	$ 20,990	$ 4,279,010	$ 2,380,327	$ 6,680,327
Dividends paid to parent AMAL Corporation, December 27, 2001	-	-	-	(1,800,000)	(1,800,000)
Net income	-	-	-	1,910,734	1,910,734
BALANCE, December 31, 2001	209,900	$ 20,990	$ 4,279,010	$ 2,491,061	$ 6,791,061

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2001	2000
OPERATING ACTIVITIES:		
Net Income	$ 1,910,734	$ 1,548,878
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	84,229	201,340
Deferred income taxes	(54,013)	31,457
Change in assets and liabilities:		
Cash segregated under federal and other regulations	(81,670)	(6,039)
Accounts receivable	2,558,401	(2,920,645)
Securities owned, net	(295,642)	789,274
Income taxes receivable/payable	(327,424)	240,427
Notes receivable from officers	-	47,500
Other assets	36,616	(48,782)
Accounts payable	794,727	450,484
Accrued salary related expenses	268,361	(5,099)
Net cash flows from operating activities	4,894,319	328,795
INVESTING ACTIVITIES:		
Purchase of software	(45,340)	(246,206)
FINANCING ACTIVITIES:		
Dividends paid to parent	(1,800,000)	(900,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,048,979	(817,411)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,494,089	4,311,500
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,543,068	$ 3,494,089
Supplemental cash flow information:		
Cash paid for income taxes	$ 1,460,267	$ 535,543

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SECURITIES OWNED

Marketable securities are carried at market value determined using an independent pricing source and securities not readily marketable are valued at fair value as determined by management. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Purchased software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

RECLASSIFICATIONS

Certain items on prior year financial statements have been reclassified to conform with current year presentation.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. This cash principally represents amounts received from customers not yet remitted to registered investment companies.

3. SECURITIES OWNED

Securities owned consist of the following:

	Marketable at estimated market value December 31		*Not readily marketable at estimated fair value December 31*	
	2001	2000	2001	2000
Municipal obligations	$ 503,746	$ 677,894	$ -	$ -
Equity Securities	36,689	-	-	-
Warrants-municipal	-	-	1,093,363	594,048
Total securities owned	$ 540,435	$ 677,894	$ 1,093,363	$ 594,048

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for Ameritas Variable Life Insurance Company (AVLIC), an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), an affiliate and variable life insurance and variable and group annuity policies for ALIC. This commission activity is reflected on the statements of operations as Commissions-affiliates.

4. RELATED PARTY TRANSACTIONS, (continued)

The Company is the underwriter for variable life insurance and variable annuity policies issued by AVLIC, FALIC and ALIC for which the Company collects a fee. In addition, the Company provides advisory services to the AVLIC Variable Insurance Trust. For this service the Company receives an advisory service fee and in turn the Company pays a sub-advisory fee to portfolio managers including a sub-advisory fee paid to Calvert Asset Management Company, Inc., an affiliate. The Company also pays an advisory service fee to Ameritas Investment Advisors, an affiliate. Fees collected are reflected as service fees-affiliates and fees paid as sub-advisory fees in the statements of operations.

ALIC, AVLIC and AMAL Corporation provide support services including technical, legal, marketing and facilities to the Company through administrative service agreements. In addition, the Company pays The Advisors Group (TAG), an affiliate, a marketing allowance on certain mutual funds. These fees are included in the statements of operations under expenses as Service fees-affiliates.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2001, the Company had net capital of $5,048,729 which was $4,762,161 in excess of its required capital of $286,568. At December 31, 2000, the Company had net capital of $4,830,783 which was $4,580,783 in excess of required capital of $250,000. At December 31, 2001 the Company's net capital ratio was .85 to 1 and at December 31, 2000 the Company's net capital ratio was .69 to 1.

6. BENEFIT PLANS

In past years, the Company was included in a multiple employer non-contributory defined-benefit pension plan (pension plan) and a defined contribution plan that covered substantially all full-time employees of ALIC and its subsidiaries and AMAL Corporation and its subsidiaries. During 2000, the pension plan was closed to new participants, and all existing participants were given two options for future participation.

The first option was to continue participation in the pension plan and defined contribution plan. Pension plan costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 2001 and 2000 were $11,495 and $242,115, respectively.

The second option for pension plan participants was to elect to end participation in the pension plan, fully vest in their accumulated pension benefits, and receive Company contributions to their defined contribution plan accounts on a quarterly basis.

6. BENEFIT PLANS, (continued)

During 2000, the pension plan and defined contribution plan each merged with the respective pension plan and defined contribution plan of an affiliated company, and both are now sponsored by AHC. While the pension plans were merged, AMAL Corporation and its subsidiaries will continue to have a different benefit formula.

Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2001 and 2000, and from 1% to 3% in 1999 of the participant's compensation. In addition, for those employees who elected to terminate their participation in the pension plan, and for new full time employees subsequent to the closing of the pension plan, the Company makes a contribution of 6.0% of the participant's compensation. Total Company contributions for the years ended December 31, 2001 and 2000 were $294,299 and $67,600, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For associates eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided up to the date when the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions were $29,576 and $25,498 for the years ended December 31, 2001 and 2000, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries. Benefit plan costs for leased employees are included in the costs disclosed in Note 4.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2001 and 2000, the Company's deferred tax asset relates primarily to certain benefit programs of the Company. Gross deferred tax assets were $360,122 and $296,034 as of December 31, 2001 and 2000, respectively. Gross deferred tax liabilities were $31,521 and $21,445 as of December 31, 2001 and 2000, respectively.

8. COMMITMENTS AND CONTINGENCIES

Since 1993 the Company has been a party in an ongoing lawsuit involving several claimants that was filed against the Company. The Company paid $814,297 in final settlement of this case during 2000, and paid $458,500 in 1999. Prior to 1999, the Company had paid $283,670 relative to this matter and had received $450,000 from a bonding company. The Company had accrued $295,105 at December 31, 1999 for this lawsuit. An expense of $519,192 was recorded in 2000 and is included in other expenses in the statements of operations.

8. COMMITMENTS AND CONTINGENCIES, (continued)

From time to time, the Company and its subsidiaries are subject to various legal matters in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled had no material effect on the financial statements as of that date.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In the normal course of business the Company's customer activities involve, principally through its clearing firm, various securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or clearing firm is unable to fulfill its contractual obligations.

AMERITAS INVESTMENT CORP.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2001

Aggregate indebtedness	$	4,298,532
Stockholder's equity	$	6,791,061
Deduct:		
Non-allowable assets		1,602,079
"Haircut" on securities		140,253
		1,742,332
Net capital	$	5,048,729
Minimum capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$	286,568
Ratio of aggregate indebtedness to net capital		.85:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There is no material difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part IIA of amended Form X-17A-5 as of December 31, 2001.